Exhibit 99.4

Second Quarter 2016

Message from the Chairman of the Board and the President and Chief Executive Officer

Second quarter	For the second quarter of 2016, Hydro-Québec posted net income of $306 million.

On markets outside Québec, Hydro-Québec Production’s net electricity exports decreased by $58 million. The quarter was marked by scheduled maintenance work that resulted in an interruption of exports in April and May on one of the main power transmission links between Québec and New England. This region represents one of Hydro-Québec’s largest export markets and has some of the highest electricity prices in northeastern North America. The work, undertaken to ensure the reliability of the transmission system, was completed in eight weeks, two weeks ahead of schedule.

On the Québec market, heritage pool supplies provided by Hydro-Québec Production to Hydro-Québec Distribution increased by $25 million compared to the same period last year. This increase is due to temperatures, particularly in April 2016, when they were on average 3°C lower than normal.

These two factors essentially account for the variance with second-quarter net income for 2015, which totaled $343 million. Had it not been for the interruption of exports on the major transmission link between Québec and New England, net income for the quarter would have been comparable to last year’s.

Summary of results for the first six months	For the six months ended June 30, 2016, Hydro-Québec recorded net income of $1,890 million, compared to $2,133 million in the same period of 2015.

On the Québec market, supplies provided by Hydro-Québec Production to Hydro-Québec Distribution decreased by $168 million, mainly as a result of first-quarter temperatures, which were much colder in 2015 than in 2016. On average, temperatures were 5°C lower than normal in the first three months of 2015, whereas they were 1°C higher than normal in the first quarter of 2016.

On markets outside Québec, Hydro-Québec Production’s net electricity exports decreased by $79 million. On the one hand, maintenance work on a power transmission link between Québec and New England led to an interruption in exports on this intertie in April and May 2016. On the other hand, the positive impact of the company’s risk management strategy mitigated the impact of lower energy market prices.

Consolidated results for the first six months

Revenue totaled $7,117 million, compared to $7,538 million in 2015. The difference is primarily due to a $309-million decrease in revenue from electricity sales in Québec, largely as a result of temperatures, which led to a 4.2-TWh reduction in electricity sales compared to 2015.

Total expenditure amounted to $3,948 million, compared to $4,160 million in the first six months of 2015. The decrease is partly attributable to a $94-million reduction in short-term market purchases by Hydro-Québec Distribution. It should be recalled that in 2015, the division had to purchase large quantities of energy on the markets to meet ad hoc requirements resulting from the very cold winter temperatures.

Financial expenses totaled $1,279 million, compared to $1,245 million in 2015. This increase, which is chiefly due to the foreign currency effect on working capital denominated in U.S. dollars, was mitigated by a decrease in interest expense resulting mainly from debt repayment in 2015.

Segmented results for the first six months	Generation

Hydro-Québec Production posted net income of $1,114 million, compared to $1,393 million in 2015. Net electricity sales to Hydro-Québec Distribution decreased by $168 million, primarily because of a reduction in peak supplies, which were greater in 2015 on account of the harsh winter. Net electricity exports decreased by $79 million. On the one hand, maintenance work on a power transmission link between Québec and New England led to an interruption in exports on this intertie in April and May 2016. On the other hand, the positive impact of the company’s risk management strategy mitigated the impact of lower energy market prices. Financial expenses increased by $37 million, chiefly on account of the foreign currency effect on working capital denominated in U.S. dollars.

Transmission

Hydro-Québec TransÉnergie’s net income was $306 million, comparable to the $292 million recorded in the first six months of 2015.

Distribution

Hydro-Québec Distribution’s net income totaled $431 million, compared to $434 million in 2015. Revenue from electricity sales decreased by $309 million, mainly because of a 4.2-TWh volume reduction attributable to the fact that temperatures were much colder than normal in the first three months of 2015, which led to additional sales of 4.3 TWh or $338 million, whereas they were milder than normal in the first quarter of 2016. Electricity purchases, the related transmission costs and fuel purchases decreased by $299 million. More specifically, supplies from Hydro-Québec Production were $168 million lower, while third-party supplies decreased by $87 million, essentially on account of a $94-million reduction in short-term market purchases.

Page 2	Second Quarter 2016

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity at Hydro-Québec Équipement et services partagés and SEBJ totaled $927 million, compared to $860 million in 2015. Projects under way for Hydro-Québec Production mainly include ongoing construction of the Romaine hydroelectric complex. Work in progress for Hydro-Québec TransÉnergie includes expansion of the transmission system in the Minganie region, implementation of the Chamouchouane–Bout-de-l’Île project, reconstruction of De Lorimier substation and the deployment of related lines, as well as various projects stemming from continued investment in asset reliability and sustainment.

Investment	In the first six months of 2016, Hydro-Québec invested $1,462 million in property, plant and equipment and intangible assets, compared to $1,478 million in 2015.

Most of Hydro-Québec Production’s investments were allocated to ongoing construction of the Romaine complex. The division also carried out refurbishments at a number of facilities to optimize performance and ensure the long-term operability of the generating fleet.

Hydro-Québec TransÉnergie continued investing in its transmission system. Among other things, it continued work to connect the Romaine complex as part of the expansion of the transmission system in the Minganie region and to implement the 735-kV Chamouchouane–Bout-de-l’Île project. The division also conducted facility maintenance and improvement activities to ensure the reliability and long-term operability of its transmission assets and to enhance service quality.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and to ensure the long-term operability of its facilities. In addition, with a view to enhancing service quality, it continued to expand the range of its online self-service options to make it easier for customers to manage their accounts.

Financing	During the second quarter, Hydro-Québec issued medium-term notes for a total amount of $1.0 billion, maturing in 2019. This borrowing was made on the Canadian market.

The funds were used to support part of the investment program and to refinance maturing debt.

	Michael D. Penner	Éric Martel

	Chairman of the Board	President and Chief Executive Officer

September 9, 2016

Second Quarter 2016	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)	Three months ended June 30			Six months ended June 30

	Notes	2016	2015	2016	2015

Revenue		2,815	2,920	7,117	7,538

Expenditure
Operations		593	631	1,182	1,259
Electricity and fuel purchases		422	418	984	1,063
Depreciation and amortization	4	628	658	1,253	1,308
Taxes		240	229	529	530

		1,883	1,936	3,948	4,160

Operating income		932	984	3,169	3,378
Financial expenses	5	626	641	1,279	1,245

Net income		306	343	1,890	2,133

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars (unaudited)	Three months ended June 30			Six months ended June 30

	Note	2016	2015	2016	2015

Net income		306	343	1,890	2,133

Other comprehensive income
Change in deferred gains (losses) on items designated as cash flow hedges	6	149	(136)	(198)	635
Reclassification to results of deferred (gains) losses on items designated as cash flow hedges	6	(79)	55	231	(563)
Reclassification to results of net actuarial losses and past service costs (credits) for employee future benefits		28	85	57	170
Translation differences in financial statements of foreign operations		1	–	–	–

		99	4	90	242

Comprehensive income		405	347	1,980	2,375

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Second Quarter 2016

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Notes	As at June 30, 2016	As at December 31, 2015

ASSETS

Current assets
Cash and cash equivalents		1,595	2,648
Short-term investments		1,416	1,895
Accounts receivable and other receivables		2,208	2,242
Derivative instruments	6	139	274
Regulatory assets		133	122
Materials, fuel and supplies		216	212

		5,707	7,393

Property, plant and equipment		61,901	61,558
Intangible assets		964	1,014
Investments		887	859
Derivative instruments	6	278	128
Regulatory assets		3,739	3,939
Other assets		245	308

		73,721	75,199

LIABILITIES

Current liabilities
Borrowings		1,291	9
Accounts payable and accrued liabilities		1,855	2,278
Dividend payable		–	2,360
Accrued interest		878	913
Asset retirement obligations		79	85
Derivative instruments	6	90	299
Regulatory liabilities		25	49
Current portion of long-term debt	6	1,358	2,059

		5,576	8,052

Long-term debt	6	42,979	43,613
Asset retirement obligations		782	780
Derivative instruments	6	16	5
Regulatory liabilities		385	392
Other liabilities		2,244	2,571
Perpetual debt	6	284	311

		52,266	55,724

EQUITY

Share capital		4,374	4,374
Retained earnings		18,436	16,546
Accumulated other comprehensive income		(1,355)	(1,445)

		21,455	19,475

		73,721	75,199

Contingencies	10

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Michelle Cormier	/s/ Michael D. Penner
Chair of the Audit Committee	Chairman of the Board

Second Quarter 2016	Page 5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of Canadian dollars (unaudited)	Six months ended June 30

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at January 1, 2016		4,374	16,546	(1,445)	19,475

Net income		–	1,890	–	1,890
Other comprehensive income	9	–	–	90	90

Balance as at June 30, 2016		4,374	18,436	(1,355)	21,455

Balance as at January 1, 2015		4,374	15,759	(2,172)	17,961

Net income		–	2,133	–	2,133
Other comprehensive income	9	–	–	242	242

Balance as at June 30, 2015		4,374	17,892	(1,930)	20,336

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Second Quarter 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)	Three months ended June 30			Six months ended June 30

	Notes	2016	2015	2016	2015

Operating activities
Net income		306	343	1,890	2,133
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	628	658	1,253	1,308
Amortization of premiums, discounts and issue expenses related to debt securities		42	39	84	77
Excess of (amounts paid over net cost recognized) net cost recognized over amounts paid for employee future benefits		(61)	50	(112)	78
Other		28	47	69	283
Regulatory assets and liabilities		(24)	1	(32)	(7)
Change in non-cash working capital items	7	1,097	1,043	(445)	(696)

		2,016	2,181	2,707	3,176

Investing activities
Additions to property, plant and equipment		(819)	(840)	(1,420)	(1,425)
Additions to intangible assets		(25)	(26)	(42)	(53)
Net disposal (acquisition) of short-term investments		13	(314)	488	642
Other		(8)	(1)	(10)	2

		(839)	(1,181)	(984)	(834)

Financing activities
Issuance of long-term debt		995	–	1,012	13
Repayment of long-term debt		(1,867)	(16)	(1,901)	(900)
Cash receipts arising from credit risk management	6	3,204	1,480	5,719	3,484
Cash payments arising from credit risk management	6	(3,340)	(1,931)	(6,307)	(3,128)
Net change in borrowings		(957)	1,596	1,261	1,675
Dividend paid		–	–	(2,360)	(2,535)
Other		(24)	(60)	(177)	170

		(1,989)	1,069	(2,753)	(1,221)

Foreign currency effect on cash and cash equivalents		3	(5)	(23)	21

Net change in cash and cash equivalents		(809)	2,064	(1,053)	1,142
Cash and cash equivalents, beginning of period		2,404	349	2,648	1,271

Cash and cash equivalents, end of period		1,595	2,413	1,595	2,413

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2016	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and six-month periods ended June 30, 2016 and 2015

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2015.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2015, except for the recent amendments.

Management is of the opinion that these quarterly consolidated financial statements include all the necessary adjustments to present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until September 9, 2016, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted the recording or presentation of events subsequent to the balance sheet date.

Note 2	Changes to Accounting Policies

RECENT CHANGES

Hedge accounting

On January 1, 2016, Hydro-Québec early adopted Accounting Standards Update (ASU) 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships, as issued by the Financial Accounting Standards Board (FASB). This ASU states that hedge accounting may continue to apply to a derivative that has been designated as a hedging instrument if this derivative is novated to a new counterparty, as long as all the other applicable conditions continue to be met. It was applied prospectively and has not had any impact on Hydro-Québec’s consolidated financial statements.

Intangible assets

On January 1, 2016, Hydro-Québec adopted ASU 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, as issued by the FASB. This ASU clarifies the circumstances in which a cloud computing arrangement includes an internal-use software licence. It was applied prospectively and has not had any impact on Hydro-Québec’s consolidated financial statements.

Consolidation

On January 1, 2016, Hydro-Québec adopted ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, as issued by the FASB. This ASU amends the guidance on the analysis to be performed by a reporting entity in order to determine if it must consolidate certain types of legal entities. It was applied on a modified retrospective basis and has not had any impact on Hydro-Québec’s consolidated financial statements.

Statements of Operations

On January 1, 2016, Hydro-Québec adopted ASU 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, as issued by the FASB. It was applied prospectively and has not had any impact on Hydro-Québec’s consolidated financial statements.

Page 8	Second Quarter 2016

Note 2	Changes to Accounting Policies (continued)

STANDARDS ISSUED BUT NOT YET EFFECTIVE

Investments

In March 2016, the FASB issued ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. This ASU simplifies the application of the equity method of accounting in the case where a reporting entity increases its level of investment in another entity or its degree of influence over such an entity. The ASU will apply prospectively to transactions as of January 1, 2017. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU provides guidance on lease definition, recognition and presentation and requires the recognition of assets and liabilities by lessees for all operating and finance leases with a term of more than 12 months. It will apply on a modified retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2019. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Financial instruments

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU provides guidance on the recognition and measurement of financial assets and financial liabilities. It will be applied on a simplified retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2018, and should not have any significant impact on Hydro-Québec’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value through net income. It will be applied on a modified retrospective basis to the consolidated financial statements for annual periods beginning on or after January 1, 2020. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements, but does not intend early adoption.

Revenue

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU provides guidance on the recognition of revenue at the time that goods or services are transferred to a client, for an amount that reflects the payment which the entity expects to receive in exchange for the goods or services.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of this guidance by one year.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This ASU clarifies the guidance used to determine if an entity is acting on its own behalf or as an intermediary.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. This ASU clarifies guidance on identifying performance obligations and the licensing of intellectual property rights.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. This ASU clarifies the guidance on assessing collectibility, on noncash considerations and on completed contracts on the date of initial application.

These ASUs will apply on a full or simplified retrospective basis to consolidated financial statements for annual periods beginning on or after January 1, 2018. Hydro-Québec is currently examining their impact on its consolidated financial statements, but does not intend early adoption.

Second Quarter 2016	Page 9

Note 3	Regulation

DISTRIBUTION

In decision D-2016-047 of March 23, 2016, the Régie de l’énergie (the Régie) authorized an increase of 0.70% in all Hydro-Québec electricity rates except Rate L, which remains the same. The new rates are effective as of April 1, 2016. The authorized return on the rate base was set at 6.95%, assuming a capitalization with 35% equity.

In decision D-2016-033 of March 7, 2016, the Régie authorized the Distributor to include in its 2016–2017 rates a debit amount of $248 million for variances in supply costs for electricity in excess of the heritage pool in 2013 and 2014, a credit amount of $168 million for revenue variances related to climate conditions in 2015, as well as a credit amount of $3 million corresponding to the balance of the deferral account for the changeover to U.S. GAAP.

In decision D-2016-105 of July 5, 2016, the Régie revoked decisions D-2015-179 and D-2016-069, in which it had approved an agreement regarding use of a generating station during peak demand periods.

TRANSMISSION

In decision D-2016-046 of March 23, 2016, the Régie set Hydro-Québec’s power transmission rates for 2016. The authorized return on the rate base was set at 6.85%, assuming a capitalization with 30% equity.

In decision D-2016-029 of March 2, 2016, the Régie authorized the Transmission Provider to include in its 2016 rates a credit amount of $46 million corresponding to the balance of the deferral account for the changeover to U.S. GAAP, as well as a credit amount of up to $6 million to implement and apply the North American Electric Reliability Corporation’s Critical Infrastructure Protection Version 5 (CIP V5) standards.

In partial and interim decision D-2016-077 of May 18, 2016, the Régie authorized the Transmission Provider to create a non-rate-base deferral account for the recognition of all expenses incurred as of April 11, 2016, as part of the project involving the emergency replacement of PK model circuit breakers. These expenses will bear interest. As at June 30, 2016, $12 million had been recognized in this account.

Note 4	Depreciation and Amortization

	Three months ended June 30		Six months ended June 30

	2016	2015	2016	2015

Property, plant and equipment	546	533	1,097	1,066

Intangible assets	43	39	86	77

Regulatory assets and liabilities	29	71	58	143

Retirement of capital assets	10	15	12	22

	628	658	1,253	1,308

Note 5	Financial Expenses

	Three months ended June 30		Six months ended June 30

	2016	2015	2016	2015

Interest on debt securities	623	642	1,244	1,290

Net exchange loss (gain)	5	9	34	(29)

Guarantee fees related to debt securities	54	51	109	102

	682	702	1,387	1,363

Less

Capitalized financial expenses	47	54	89	103

Net investment income	9	7	19	15

	56	61	108	118

	626	641	1,279	1,245

Page 10	Second Quarter 2016

Note 6	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses forward contracts and currency swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as forward contracts and interest rate swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at June 30, 2016[a]	As at December 31, 2015[a]

Forward contracts

U.S. dollars	1,222	2,230

Swaps

Canadian dollars	(8,132)	(9,400)

U.S. dollars	5,730	6,042

Other currencies

Euros	–	61

Yen	1,000	1,000

a)	Figures in parentheses represent amounts to be paid.

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line item affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. The notional amount of open positions in currency sales and purchase contracts as at June 30, 2016 was US$1,031 million and US$845 million, respectively (US$1,129 million in currency sales contracts as at December 31, 2015).

Interest rate risk – Hydro-Québec uses forward rate agreements and interest rate swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line item affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec has traded electricity futures and swaps for which open positions as at June 30, 2016, totaled 19.2 TWh (20.0 TWh as at December 31, 2015), natural gas futures for which open positions as at June 30, 2016, totaled 0.7 million MMBtu (no open position as at December 31, 2015), petroleum product swaps for which open positions as at June 30, 2016, totaled 5.9 million litres (8.5 million litres as at December 31, 2015), as well as aluminum swaps for which open positions as at June 30, 2016, totaled 155,350 tonnes (no open position as at December 31, 2015).

Second Quarter 2016	Page 11

Note 6	Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at June 30, 2016
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets

Contracts – Currency risk	–	1,301	517	1,818

Contracts – Currency risk and interest rate risk	2	–	–	2

Contracts – Interest rate risk	740	–	–	740

Contracts – Price risk	–	87	46	133
	742	1,388	563	2,693
Liabilities

Contracts – Currency risk	–	(158)	(1,892)	(2,050)

Contracts – Currency risk and interest rate risk	–	–	–	–

Contracts – Interest rate risk	–	–	(5)	(5)

Contracts – Price risk	–	(35)	(22)	(57)
	–	(193)	(1,919)	(2,112)

Total	742	1,195	(1,356)	581

			As at December 31, 2015
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets

Contracts – Currency risk	–	1,682	157	1,839

Contracts – Currency risk and interest rate risk	1	–	–	1

Contracts – Interest rate risk	573	–	–	573

Contracts – Price risk	–	219	84	303
	574	1,901	241	2,716

Liabilities

Contracts – Currency risk	–	(139)	(2,398)	(2,537)

Contracts – Currency risk and interest rate risk	–	–	–	–

Contracts – Interest rate risk	–	(7)	(6)	(13)

Contracts – Price risk	–	(24)	(44)	(68)
	–	(170)	(2,448)	(2,618)

Total	574	1,731	(2,207)	98

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at June 30, 2016, $(1,473) million was in consideration of amounts received or disbursed [$(2,331) million as at December 31, 2015] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Page 12	Second Quarter 2016

Note 6	Financial Instruments (continued)

The impact of offsetting derivative instruments is shown in the table below:

	As at June 30, 2016				As at December 31, 2015
	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet
Assets

Current	633	(483)	(11)	139	452	(178)	–	274

Long-term	2,060	(1,523)	(259)	278	2,264	(2,136)	–	128
	2,693	(2,006)	(270)	417	2,716	(2,314)	–	402
Liabilities

Current	(1,925)	1,835	–	(90)	(2,550)	2,251	–	(299)

Long-term	(187)	171	–	(16)	(68)	63	–	(5)
	(2,112)	2,006	–	(106)	(2,618)	2,314	–	(304)

Total	581	–	(270)	311	98	–	–	98

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (ISDA) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset represent amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting agreements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at June 30, 2016, $18 million receivable from clearing agents in consideration of net cash payments was included in Accounts receivable and other receivables, under Current assets on the balance sheet (nil as at December 31, 2015). In addition, $89 million payable to clearing agents in consideration of net cash receipts was included in Accounts payable and accrued liabilities, under Current liabilities on the balance sheet ($316 million as at December 31, 2015).

Second Quarter 2016	Page 13

Note 6	Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results, except for the ineffective portion of the hedges, which is insignificant. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

					Three months ended June 30, 2016

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges				Losses (gains) on derivatives not designated as hedges

	Recognized in results	Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results		Effective portion reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(205)	–		(44)[a]	(23)

Contracts – Currency risk and interest rate risk	(1)	–	–		–	–

Contracts – Interest rate risk	(52)	–	–		1 [b]	–

Contracts – Price risk	–	56	7	[c]	(36)[c]	(6)
	(53)[d]	(149)	7		(79)	(29)[e]

Impact of hedged items on results	51		–		79	16

					Three months ended June 30, 2015

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges				Losses (gains) on derivatives not designated as hedges

	Recognized in results	Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results		Effective portion reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	250	2	[a]	129 [a]	24

Contracts – Currency risk and interest rate risk	2	–	–		–	–

Contracts – Interest rate risk	123	(3)	–		1 [b]	(1)
Contracts – Price risk	–	(111)	–		(75)[c]	(18)
	125 [d]	136	2		55	5 [e]

Impact of hedged items on results	(119)		–		(55)	(17)

a)

The impact on results of currency risk hedging transactions is recognized in the line item affected by the hedged item. Therefore, $(20) million was recognized in Revenue in 2016 ($12 million in 2015), and $(24) million in Financial expenses ($119 million in 2015).

b)

The impact on results of interest rate risk hedging transactions is recognized in the line item affected by the hedged item. Therefore, $1 million was recognized in Financial expenses in 2016 and 2015.

c)

The impact on results of transactions to hedge energy and aluminum price risk is recognized in the line item affected by the hedged item. Therefore, $(29) million was recognized in Revenue in 2016 [$(75) million in 2015].

d)

The impact on results of fair value risk hedging transactions, including the ineffective portion, which amounts to $(2) million in 2016 ($6 million in 2015), is recognized in the line item affected by the hedged item, namely Financial expenses.

e)

These instruments are essentially related to integrated risk management transactions. The impact of these instruments on results is recognized in the line item affected by the managed risk. Therefore, $(5) million was recognized in Revenue in 2016 [$(18) million in 2015], $(5) million in Electricity and fuel purchases [$(3) million in 2015], and $(19) million in Financial expenses ($26 million in 2015).

Page 14	Second Quarter 2016

Note 6	Financial Instruments (continued)

				Six months ended June 30, 2016

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results	Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results	Effective portion reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	381	–	553 [a]	220

Contracts – Currency risk and interest rate risk	(1)	–	–	–	–

Contracts – Interest rate risk	(168)	(2)	–	2 [b]	–

Contracts – Price risk	–	(181)	–	(324)[c]	(46)
	(169)[d]	198	–	231	174 [e]

Impact of hedged items on results	159		–	(231)	(223)

				Six months ended June 30, 2015

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results	Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results	Effective portion reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(556)	2 [a]	(477)[a]	(198)

Contracts – Currency risk and interest rate risk	(13)	–	–	–	–

Contracts – Interest rate risk	(3)	5	–	2 [b]	7

Contracts – Price risk	–	(84)	(3)[c]	(88)[c]	(16)
	(16)[d]	(635)	(1)	(563)	(207)[e]

Impact of hedged items on results	20		–	563	210

a)

The impact on results of currency risk hedging transactions is recognized in the line item affected by the hedged item. Therefore, $53 million was recognized in Revenue in 2016 ($62 million in 2015), and $500 million in Financial expenses [$(537) million in 2015].

b)

The impact on results of interest rate risk hedging transactions is recognized in the line item affected by the hedged item. Therefore, $2 million was recognized in Financial expenses in 2016 and 2015.

c)

The impact on results of transactions to hedge energy and aluminum price risk is recognized in the line item affected by the hedged item. Therefore, $(324) million was recognized in Revenue in 2016 [$(91) million in 2015].

d)

The impact on results of fair value risk hedging transactions, including the ineffective portion, which amounts to $(10) million in 2016 ($4 million in 2015), is recognized in the line item affected by the hedged item, namely Financial expenses.

e)

These instruments are essentially related to integrated risk management transactions. The impact of these instruments on results is recognized in the line item affected by the managed risk. Therefore, $(61) million was recognized in Revenue in 2016 ($4 million in 2015), $(5) million in Electricity and fuel purchases [$(7) million in 2015], and $240 million in Financial expenses [$(204) million in 2015].

Second Quarter 2016	Page 15

Note 6	Financial Instruments (continued)

During the first six months of 2016, Hydro-Québec did not reclassify any amounts from Accumulated other comprehensive income to results after having discontinued cash flow hedges (net gain of $3 million during the first six months of 2015).

As at June 30, 2016, the net amount of gains presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months was estimated at $118 million ($116 million as at June 30, 2015).

As at June 30, 2016 and 2015, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except in the case of the items presented in the table below:

	As at June 30, 2016		As at December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt[a]	44,337	63,423	45,672	62,106
Perpetual debt	284	192	311	237

a)	Including the current portion.

Accounts receivable and other receivables

Accounts receivable and other receivables include unbilled electricity deliveries, which totaled $719 million as at June 30, 2016 ($1,093 million as at December 31, 2015).

Note 7	Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Change in non-cash working capital items
Accounts receivable and other receivables	914	868	18	(329)
Materials, fuel and supplies	–	(6)	(4)	3
Accounts payable and accrued liabilities	(173)	(180)	(404)	(324)
Accrued interest	356	361	(55)	(46)
	1,097	1,043	(445)	(696)
Investing activities not affecting cash
Increase in property, plant and equipment	31	16	42	31
Interest paid	172	171	1,087	1,121

Page 16	Second Quarter 2016

Note 8	Employee Future Benefits

Three months ended June 30

	Pension Plan		Other plans

	2016	2015	2016	2015
Current service cost	106	111	11	11
Interest on obligations	191	220	12	13
Expected return on plan assets	(333)	(326)	(1)	–
Amortization of net actuarial loss	61	73	6	6
Amortization of past service costs (credits)	4	7	(1)	(1)
Net cost recognized	29	85	27	29

Six months ended June 30

	Pension Plan		Other plans

	2016	2015	2016	2015
Current service cost	212	222	23	22
Interest on obligations	382	440	24	26
Expected return on plan assets	(667)	(652)	(2)	(1)
Amortization of net actuarial loss	123	146	13	12
Amortization of past service costs (credits)	8	14	(2)	(2)
Net cost recognized	58	170	56	57

Since January 1, 2016, Hydro-Québec has been using a more precise method to estimate the cost of services rendered and interest on its employee future benefit plan obligations. These costs were previously estimated by applying an average weighted discount rate based on the interest rate curve used to measure employee future benefit obligations at the beginning of the year. Under the new method, separate discount rates based on the interest rate curve are used to reflect the various payment maturity dates of the projected benefits.

In addition, the assumption regarding the expected long-term rate of return on Pension Plan assets was revised downward for the year ending December 31, 2016.

These changes in accounting estimates were applied prospectively. For the three- and six-month periods ended June 30, 2016, they resulted in decreases of $23 million and $46 million, respectively, in the net cost of employee future benefits.

Second Quarter 2016	Page 17

Note 9	Accumulated Other Comprehensive Income

				Six months ended June 30, 2016

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance, beginning of period	233	(1,678)	–	(1,445)

Other comprehensive income before reclassifications	(198)	–	–	(198)
Amounts reclassified to results	231	57	–	288

Other comprehensive income	33	57[a]	–	90

Balance, end of period	266	(1,621)	–	(1,355)

				Six months ended June 30, 2015

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance, beginning of period	(187)	(1,985)	–	(2,172)

Other comprehensive income before reclassifications	635	–	–	635
Amounts reclassified to results	(563)	170	–	(393)

Other comprehensive income	72	170[a]	–	242

Balance, end of period	(115)	(1,815)	–	(1,930)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(85) million as at June 30, 2016 (nil as at June 30, 2015).

Page 18	Second Quarter 2016

Note 10	Contingencies

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at June 30, 2016, the amortized cost of the long-term debts concerned was $4,347 million.

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated operating results or financial position.

Among other ongoing actions, some Aboriginal communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various operations carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of these claims.

Moreover, in June 2009, the Innus of Uashat mak Mani-Utenam served notice that they had filed for an injunction to suspend work at the Romaine complex jobsite, and in May 2010, an application was added for an interlocutory injunction to suspend work on the related tie lines. In March 2015, a proposed out-of-court settlement for the injunction proceedings was accepted by a vast majority of the applicants. A motion was filed in November 2015 to have the courts declare as inadmissible the injunctions being brought by dissident claimants. This motion was granted in February 2016, but the decision was appealed in March 2016.

As well, in November 2006, the Innus of Pessamit reactivated a case instituted in 1998 aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities belonging to the Manic–Outardes complex are located. The Innus of Pessamit are claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim. In July 2015, the Superior Court granted a motion in which the Innus of Pessamit requested that proceedings be suspended until the end of January 2017 so that they could pursue discussions with the Québec government.

Second Quarter 2016	Page 19

Note 11	Segmented Information

The following tables present information on segment results and assets:

	Three months ended June 30, 2016
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	292	22	2,489	–	12	–	2,815
Intersegment customers	1,055	780	19	558	423	(2,835)	–
Net income (loss)	265	155	(145)	–	31	–	306

	Three months ended June 30, 2015
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	353	31	2,525	–	11	–	2,920
Intersegment customers	1,044	794	20	519	404	(2,781)	–
Net income (loss)	265	148	(94)	–	24	–	343

	Six months ended June 30, 2016
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	919	43	6,130	–	25	–	7,117
Intersegment customers	2,496	1,563	40	927	823	(5,849)	–
Net income	1,114	306	431	–	39	–	1,890
Total assets as at June 30, 2016	32,840	21,050	13,352	54	6,596	(171)	73,721

	Six months ended June 30, 2015
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	1,000	51	6,481	–	6	–	7,538
Intersegment customers	2,714	1,594	42	860	795	(6,005)	–
Net income	1,393	292	434	–	14	–	2,133
Total assets as at June 30, 2015	32,700	20,491	13,667	60	7,410	(174)	74,154

Note 12	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted in the current periods.

Page 20	Second Quarter 2016

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30				Six months ended June 30
Summary of Operations	2016	2015	Change (%)		2016	2015	Change (%)

Revenue	2,815	2,920	3.6	i	7,117	7,538	5.6	i
Expenditure	1,883	1,936	2.7	i	3,948	4,160	5.1	i
Financial expenses	626	641	2.3	i	1,279	1,245	2.7	h
Net income	306	343	10.8	i	1,890	2,133	11.4	i

Note: Throughout the Consolidated Financial Highlights, certain comparative figures have been reclassified to conform to the presentation adopted in the current periods.

Second Quarter 2016	Page 21

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